Trinity Mirror plc

12g3-2(b)

06015000

SUPPL

30 June 2006

RECEIVED
SEC MAIL
JUL 1 0 2006
WASH, D.C.
185

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Josefina Tallqvist

Encs.

PROCESSED
JUL 13 2006
THOMSON
FINANCIAL

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replac
Trinity Mirror PLC	Holding(s) in Company		11:57 30 Jun 06		

Full Announcement Text

The Company has today received notification from Deutsche Bank AG that they, together with their subsidiary companies, hav a notifiable interest in 11,508,555 Trinity Mirror plc Ordinary Shares (previously 11,803,244), representing 3.926% of the issue share capital (previously 4.027%).

END

---

status list

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Pre Close Trading Update
Released	07:00 29-Jun-06
Number	3415F

RNS Number:3415F
Trinity Mirror PLC
29 June 2006

Thursday 29th June 2006

TRINITY MIRROR PLC
PRE CLOSE TRADING UPDATE
26 week period ending 2nd July 2006

Trinity Mirror plc is today issuing a trading update ahead of its close period. The company will announce its interim results on 3rd August 2006.

On a like-for-like basis, excluding acquisitions completed in 2005 and 2006, Group advertising revenues for the 26 week period are expected to fall by 10.6% year on year. Including acquisitions Group advertising revenues for the period are expected to fall by 8.4%.

Like-for-like advertising revenues for the Regionals division are expected to fall by 9.7% for the period. With the exception of property advertising which is expected to increase by 1.9% for the period, all advertising categories are expected to decline with falls of 6.7% for display, 21.0% for recruitment, 12.9% for motors and 3.0% for other classified categories.

Advertising revenues for the Nationals division are expected to fall by 12.1% for the period reflecting a 12.7% decline in the UK National titles and a 10.5% decline for the Scottish National titles.

Advertising revenues for the Sports division are expected to fall by 16.0% year on year and the Magazines and Exhibitions advertising revenues are expected to fall by 12.3%.

Group circulation revenues for the 26 week period are expected to fall by 1.0% year on year reflecting the impact of reduced volumes and vouchering activity on the Scottish Nationals partially offset by cover price increases. Expected circulation revenue declines of 1.4% for the Nationals, 3.1% for Sports and 1.1% for Magazines and Exhibitions have been partially offset by an expected increase of 1.4% for the Regionals division.

As highlighted at the AGM, the advertising environment remains weak and management continue to run the business on the assumption that this will continue for the remainder of the year.

Enquiries:

Trinity Mirror plc 020 7293 3000
Vijay Vaghela, Group Finance Director
Nick Fullagar, Director of Corporate Communications

Finsbury   020 7251 3801
Rupert Younger
James Leviton

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved